Organigram Signs Strategic Supplier Agreement with Hiku Brands

Agreement brings up to 1,000kg of Organigram's premium indoor‐grown cannabis products to
Tokyo Smoke, Hiku’s licensed chain of cannabis stores in Manitoba

MONCTON, NEW BRUNSWICK – (July 10, 2018) ‐ Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, is pleased to announce that it has entered into a letter of intent (“LOI”) with Hiku Brands Company Ltd. (CSE: HIKU) ("Hiku").

As an approved supplier to Manitoba Liquor & Lotteries (“MBLL”), Organigram will supply Hiku with up to 1,000 kg of premium cannabis products per year for the term of the three‐year agreement. Products include both dried cannabis and cannabis oils, which will be sold through designated Tokyo Smoke retail locations in Manitoba.

“Organigram and Hiku share a deep commitment to exceptional quality and innovative products,” says Greg Engel, CEO, Organigram. “As we move towards a legal, adult recreational use cannabis market, we are proud to be affiliated with companies and brands with a clear and demonstrated focus on their customers and a first‐class customer experience.”

The relationship is based on several discussions between the groups on product portfolio, strategic direction, quality and branding. A selection of brands, featuring Organigram’s 2017 Canadian Cannabis Award‐winning sativa Wabanaki, will be chosen to play a role in Tokyo Smoke’s retail plans within the Manitoba market.

“Hiku is excited to have the opportunity to carry Organigram’s products in Tokyo Smoke stores,” said Alan Gertner, CEO of Hiku Brands. “This agreement will help ensure additional quality indoor-grown cannabis is available to the adult-use consumer in the province of Manitoba, where Tokyo Smoke was awarded one of only four conditional master licenses for recreational store fronts allowing us to open multiple store fronts across the province”

For more information, visit www.Organigram.ca

About Hiku Brands Company Ltd.

Hiku is focused on building a portfolio of iconic, engaging cannabis brands, unsurpassed retail experiences and handcrafted cannabis production. With a national retail footprint led by Tokyo Smoke, craft cannabis production through DOJA's ACMPR licensed grow, and Van der Pop's female‐focused educational platforms, Hiku houses an industry‐leading portfolio that sets the bar for cannabis brands in Canada.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest‐quality, condition‐specific medical marijuana for patients in Canada. Organigram’s facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Organigram Holdings Inc.
Greg Engel Chief Executive Officer
gengel@organigram.ca
(416) 435‐8091

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121

Hiku Brands Company Ltd.
Will Stewart
Vice President Corporate Communications & Public Affairs
WStewart@hiku.com
(416) 899‐9422